

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Joseph Wade
President
SOB Stables, Inc.
205 Ave Del Mar #974
San Clemente, CA 92674

> **Re: SOB Stables, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2012**
> **File No. 333-185664**

Dear Mr. Wade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you are a "shell company" as defined by Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or provide us with your analysis why you do not fit the definition of "shell company."

2. Please explain to us the references to your anticipated liquidation in the second risk factor on page 4 and in Competition on page 20. If you intend to have a limited operating existence followed by liquidation, please revise throughout to prominently disclose your operating life and discuss in detail your plan of liquidation. We may have further comments upon review of your response.

3. Please revise your disclosure throughout to frame your disclosure in a way that clarifies the anticipatory nature of your proposed operations. By way of example, on page 6 you state that your activities have been limited to "acquiring an interest in certain

thoroughbreds," and on page 9 the risk heading indicates that you already own thoroughbreds, and on page 21 you state that your thoroughbreds are housed a facilities provided by the trainers. Please note that this list is not exclusive, and you should revise the prospectus throughout.

4. Given the inclusion of Thoroughbred Management Group and Joseph Wade as selling shareholders, it appears that this prospectus may relate to an indirect primary offering by the company whereby the selling shareholders are acting as underwriters within the meaning of Section 2(a)(11) of the Securities Act. Please revise the cover page and plan of distribution to name these selling shareholders as underwriters and clarify that these selling shareholders will offer their shares at a fixed price for the duration of the offering. Refer to Rule 415(a)(4) of Regulation C.

5. We note you have relied on reports from third-party sources, including Equibase Company LLC and The Jockey Club, for data. Please provide us with the relevant portions of the materials you cite. Please also confirm that any such reports were commissioned by you for use in connection with the registration statement, or, alternatively, provide consents of such third parties pursuant to Rule 436 with your next amendment.

6. Please provide us with any artwork you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

7. Please revise throughout the prospectus to clearly explain all industry terms. We note, for example, the terms "thoroughbred," "confirmation," "dosage rating," "broodmares," "weanings," "yearlings," and "maiden." Please note that this list is not exclusive, and you should revise the prospectus throughout.

Cover Page of Prospectus

8. Please revise to include the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

9. Please revise the second paragraph to clarify that the selling shareholders are offering at a fixed price until such time as your stock is listed or quoted on a public trading market. We note your disclosure in the first paragraph of Plan of Distribution.

10. Please disclose when the offering will terminate.

Special Note Regarding Forward-Looking Statements

11. Please revise to remove the statement that you do not guarantee the accuracy of certain assumptions in the last sentence of this section.

Prospectus Summary, page 1

12. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. Please also revise here and throughout to place brackets around your net losses.

Steps taken toward the Operations of the Company, page 1

13. Please remove references in this section to Mr. Wade's prior work experience, such as the fact that he owned and raced thoroughbreds himself from 2005-2012, and instead focus only on steps taken specific to the company.

14. We note that you need to raise a significant amount of additional financing to commence operations and execute your business plan. Please disclose the concrete steps you have taken to date and will take to raise sufficient capital to acquire your initial stock of thoroughbreds. Given that you will not receive any proceeds from this offering, your discussion should be presented in enough detail to enable prospective investors to assess the risk you will be unable to raise funds sufficient to commence operations. Similarly revise Liquidity and Capital Resources.

15. In this regard, please remove your statement that you have "been approached by various investors regarding interest in assisting the Company in raising capital."

Summary of this Offering, page 3

16. Since this is a selling shareholder prospectus, please explain why the total shares of common stock outstanding prior to the offering and after the offering are not equal, or revise to reconcile.

17. We note your disclosure in the Trading Markets subsection that there is no guarantee that a market-maker will assist the company with its application, however, please revise here and throughout to clarify that there is no guarantee that your common stock will ever be quoted on a tier of the OTC Markets.

Risk Factors, page 4

18. Given that your plan is to acquire thoroughbreds that you believe to be more valuable than their respective claiming price, please disclose in a separate risk factor the risks that you will be unable to accurately assess the value of a thoroughbred and thus may not obtain such value at the time of acquisition or even overpay for a thoroughbred.

19. Consistent with your disclosure on page 26, please revise here and in the summary and on page 26 to discuss potential conflicts of interest because your sole officer and director only works for you part time and your sole officer and director and controlling shareholder are engaged in the business of owning, racing, and investing in thoroughbred ventures. Please also revise to disclose the percentage of time that Mr. Wade dedicates to your business. We note in this regard your disclosure on page 26.

20. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please expand the related disclosure on page 10 to cross reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies" for a further discussion of this exemption.

21. We note your disclosure on page 16 that your authorized capital stock consists of 700,000,000 shares of common stock and 50,000,000 shares of preferred stock. Please revise to add a risk factor that discusses the risk of dilution to your current shareholders should you issue your authorized shares.

22. Please revise to add risk factors that discuss the additional costs you will incur as a public company, the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites and the risk that your investors will lose their entire investment if you are unable to raise the additional financing that you require since you will not receive any proceeds from this offering, or explain why these risk factors are not necessary.

Racehorses are prone to injury which may materially and adversely affect our business, page 5

23. We note your disclosure here that certain of your horses have been injured. Please identify any horse that has been injured, the date of its injury, and the extent of its injury.

Our shares may be subject to the "penny stock" rules, page 7

24. Please revise the heading and the last sentence of this risk factor to clarify that your shares are subject to the penny stock rules.

Due to the limited liquidity in our shares, page 8

25. Please revise to remove the last sentence of this risk factor since your shares are currently not traded on any market.

We will need additional capital, which we may be unable to obtain, page 8

26. Please revise to disclose an estimate of the additional capital required in the risk factor heading. Please also disclose the estimated legal and accounting costs associated with

being a reporting company, as it appears that the estimated range provided in the third paragraph does not include these costs.

Thoroughbred racing could be subjected to restrictive regulation, page 9

27. Please revise this risk factor to describe the specific risks relating to licensing requirements, limitation on equity ownership, and other regulations of the California Horse Racing Board and in other jurisdictions where you anticipate acquiring and racing thoroughbreds. Additionally, please remove the second sentence of this risk factor as it tends to mitigate the risk presented.

Item 4: Use of Proceeds, page 11

28. Please disclose here an estimate of the expenses you expect to bear related to the registration of shares for the selling shareholders.

Item 5: Determination of Offering Price, page 11

29. Please remove the first sentence of the second paragraph of this section and the first sentence on page 3. We note that there is no established public trading market for your securities and the offering price was arbitrarily determined.

Item 7: Selling Security Holders, page 11

30. Please reconcile your disclosure that you are not including any of the shares issued to Thoroughbred Management Group into this issuance as they will continue to be restricted, with the inclusion of 500,000 shares in the selling shareholders table.

31. Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that many of the selling shareholders share the same last name. Please revise if necessary.

Item 8: Plan of Distribution, page 13

32. The first sentence of this section states that the selling price of the shares will be $0.1, which is not consistent with the next sentence or the information on page 11, which states that the selling price will be $0.01. Please revise for consistency.

33. Please disclose on which OTC Markets tier you expect to apply for quotation.

Item 9: Description of Securities to be Registered, page 16

34. Please revise to update this section so that is also includes the 29,000,000 shares sold to 38 investors on December 17, 2012. Similarly, revise to update your disclosure throughout, such as in the Market Price and Dividends section on page 21.

Item 10: Interests of Name Experts and Counsel, page 17

35. Please revise to name counsel who is providing an opinion regarding the legality of the securities being registered.

Description of Business, page 17

36. Please expand your disclosure to discuss in greater detail the differences between acquiring thoroughbreds through claiming races and private transactions or auctions. Please also clarify that there is no guarantee that you will be able to acquire the initial four thoroughbreds and that, even if acquired, they will provide the revenue necessary to seeking larger capital raises to increase your stable. In addition, please provide support for your statement that you expect to acquire 50 thoroughbreds by December 2013, and reconcile it with your disclosure on page 25 that you intend to acquire the 50 thoroughbreds by September 2013.

37. Please discuss in greater detail the strategy you intend to use for selecting horses. Please also discuss and quantify the expenses associated with the selection and employment of and commissions to be paid to jockeys and trainers.

38. Please clarify what you meant that you will create "subsidies" for each state in which your horses shall race. To the extent you meant subsidiaries, please revise accordingly and discuss the steps and costs involved in establishing such subsidiaries, and disclose that there is no guarantee you will be able to successfully expand your business to other states.

39. We note that you expect most of the horses acquired will be owned by you for less than 12 months since they can be sold at any claiming race. Please revise to clarify whether your intend it to acquire and own at one given time a total of 50 thoroughbreds, or if you intend to acquire and resell a total of 50 thoroughbreds over a specified period of time. If the former, please clarify how many thoroughbreds you expect to have to purchase in order to maintain a stable of 50 thoroughbreds after resale of some via claiming races. If the latter, please disclose how many thoroughbreds you expect to own on average at any given time under your business plan.

40. Please disclose what you intend to do with horses which are sick, injured, or otherwise not eligible to be entered into claiming races.

Revenue from Claiming Division, page 19

41. Please provide us with support for your statement that "at the Santa Anita meet 99 thoroughbreds, for $2,132,000, were claimed within in 45 day period."

42. Please discuss here and in your liquidity section how the unpredictability and variability of your revenue stream may affect your available cash flows from operations, your ability

to meet recurring operating expenses, and your ability acquire additional horses. In addition, clarify that you will only make money when your horses are claimed by others if you were able to acquire them previously at a lower price and disclose that there is no guarantee that you will be able to secure a higher price than you had previously paid. We note in this regard the first two risk factors on page 4.

43. Please revise to clarify who determines the value of horses in order to determine if it can be entered into a claiming race and how such valuation is determined.

Competition, page 20

44. Please expand your disclosure to clarify if the competitors identified are conducting business in your target market in California and are active in purchasing thoroughbreds at claiming races.

Government Regulation, page 20

45. Please disclose whether you have submitted an application for licensing in California or disclose your expected timing of such application. Additionally, revise the first paragraph of Description of Business to disclose, if true, that you cannot acquire or race thoroughbreds in claiming races run in California until you have obtained the appropriate license.

46. We are aware that the California Horse Racing Board requires each stockholder of a company that owns horses racing in California to be disclosed to the appropriate regulatory authority. Please revise here and in Summary of This Offering to disclose any stockholder licensing and notification requirements in California and all other states in which you expect to race thoroughbreds. Please also disclose how you intend to ensure you are in compliance with applicable requirements. Additionally, please disclose whether you intend to seek regulatory relief regarding the stockholder notification requirement from the California Horse Racing Board.

Management's Discussion and Analysis, page 22

47. Please revise to include a section for your critical accounting policies. Although your operations have not yet commenced, you are anticipating entering a specific industry. Therefore, this section should identify and discuss the sensitive aspects of the accounting policies which you will put in place once you are operating.

48. As you have elected to use the extended transition period for complying with new or revised accounting standards, please discuss this decision in detail under "Critical Accounting Policies." Specifically, please explain that Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a) (2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and

private companies. In other words, an "emerging growth company" can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). Clarify that you have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

49. Please reconcile your disclosure that your net loss is $2,737 with the table and financial statements showing a net loss of $42,160. Similarly, reconcile your disclosure that you have $1,140 in cash but $0 in assets.

50. Please revise to clarify the difference between the "direct monthly cost (or monthly burn rate of the thoroughbreds)" which you are estimating at $30,000 and the expected monthly burn rate of $14,000 following your acquisition of the initial four thoroughbreds. In addition, please clarify if the $2,000 of expected audit fees are per month, and why you have not included these expenses into your current monthly burn rate of between $700 and $1,000 per month.

51. Please clarify what the "allowance/stakes division" you reference on page 24 is and how it fits into your overall business plan.

Revenue, page 22

52. Please expand your disclosure to explain in detail how you intend to generate revenue once the business operations have commenced.

Operating Expenses, page 22

53. Please expand your disclosure to discuss the types of operating expenses you anticipate incurring once the operations have commenced.

Net Profit, page 22

54. Please change this section caption to Net Loss, as you have not achieved a net profit.

Liquidity and Capital Resources, page 22

55. We note your disclosure that there is no assurance you will be able to raise the necessary funds to maintain your operations or carry out your business plans. Please revise your disclosure to state, in clear and unqualified language, the consequences to the business should you be unable to raise the funds you require.

56. On page 23, you state that your officers, directors and principal shareholders have verbally agreed to provide $40,000 in financing to cover certain expenses. Please expand your disclosure, herein and throughout the document, to state whether these officers are under any legal obligation to provide the stated funding, and your repercussions, if any, should they determine they are unable or unwilling to provide the verbally committed funds.

57. You state that you need $100,000 to begin to implement the company's business plan by acquiring four thoroughbred horses, and an additional $1,750,000 to fully implement the business plan of acquiring 50 thoroughbred horses. We note you have provided a breakdown of the anticipated use of the initial $100,000. Please revise your disclosure to provide a similar breakdown of how you intend to use the full $1,850,000.

Identification of Directors and Executive Officers, page 25

58. Please revise to clarify whether Mr. Wade is still serving as President of Thoroughbred Management Group and whether he serves in that capacity on a full-time basis. Please also disclose the percentage of time that Mr. Wade dedicates to your business.

59. Please disclose the specific percentage of your outstanding stock that Thoroughbred Management Group owns, rather than only indicated that it owns more than 10%.

Executive Compensation, page 26

60. Please reconcile your narrative disclosure that the officers and directors did not receive any salary for services rendered, with your disclosure in the executive compensation table, and on pages 11 and 29, that Mr. Wade, through his ownership of Thoroughbred Management Group, received shares valued at $32,000 on October 10, 2012 for services rendered.

Controls and Procedures, page 28

61. We note you have concluded that your disclosure controls and procedures are not effective. In addition, you have identified four reasons on which you have based this conclusion. We further note that you state you have concluded that these are not material weaknesses. Please explain to us how you have determined that these four items do not represent material weaknesses.

Conflicts of Interest and Corporate Opportunities, page 28

62. We note your disclosure that it is your policy under your Code of Ethics for officers to present corporate opportunities to the company for consideration. Please disclose whether you will adopt written policies and procedures prior to effectiveness and balance by clarifying that such policies may be ineffective given that there is currently only one officer and director.

Financial Statements

Note 1. Nature of Operations, page F-7

63. Herein, and throughout the document, we note your reference to your anticipated stable of thoroughbreds. In this regard, please expand your disclosure to explain where you intend to physically stable the horses you acquire, and the associated costs. We note your disclosure on page 18 that the ongoing expenses for these horses will be approximately $50 to $125 per day for each horse, which includes training and veterinary bills. Please explain whether or not this also includes the cost of the physical location where the horses will be kept.

Note 2. Significant Accounting Policies

Research and Development, page F-9

64. You state that research and development costs are related to the development of your products. Based upon your goal to acquire thoroughbreds, it is unclear what products you are developing. Please revise or advise.

Item 13. Other Expenses of Issuance and Distribution, page II-1

65. Please advise us what is included in the "miscellaneous" expenses in this section.

Item 15. Unregistered Sales of Equity Securities, page II-1

66. Please revise to disclose the December 17, 2012 sale of common stock to 38 investors, and include the specific exemption you relied upon for each sale and include enough factual description so that a reader can understand the basis for the exemption.

Item 26: Exhibits Schedule, page II-2

67. Please file your legality opinion and the Code of Ethics as exhibits to your amended registration statement. We may have comment upon review of the exhibits.

<u>Item 27: Undertaking, page II-3</u>

    68. Please revise your undertakings to follow the language set forth in Item 512(a) of
        Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

                        Sincerely,

                        /s/ Justin Dobbie for

                        Nolan McWilliams
                        Attorney-Advisor